ACK Right Endeavors LLC
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash and cash equivalents	$ 27,962	$ 516,134
Accounts Receivable	17,109	-
Total current assets	45,071	516,134
Computers	7,102	2,659
Machines	623,089	371,495
Accumulated Depreciation	(99,106)	(26,890)
Total fixed assets	531,085	347,264
Other Assets	83,738	72,208
Organizational Costs	189,611	189,611
Accumulated Amortization if Other Assets	(20,015)	(7,374)
Total other assets	253,335	254,446
Total assets	$ 829,491	$ 1,117,844
LIABILITIES AND MEMBERS'EQUITY		
Credit Cards at Assoiciated Bank	$ 4,271	$ 1,324
California Department of Tax and Fee Administration Payable	1,404	-
Accounts Payable	28,315	-
Total current liabilities	33,990	1,324
Total liabilities	33,990	1,324
Commitments and contingencies	-	-
Members' capital	1,430,000	1,155,000
Accumulated deficit	(634,499)	(38,481)
Total members' equity	795,501	1,116,519
Total liabilities and members' equity	$ 829,491	$ 1,117,844